Exhibit 99.1

FOR IMMEDIATE RELEASE

MODIFICATION OF EMPLOYEE SHARE OPTIONS

MACAU, Monday, March 21, 2016 - Melco Crown Entertainment Limited (the “Company”) announced today that on March 18, 2016, its Compensation Committee, acting upon the delegated authority from the Board of Directors, approved a modification of the exercise prices and the vesting schedules of all outstanding employee share options previously granted during the years 2013, 2014 and 2015 pursuant to the Company’s 2011 Share Incentive Plan. Generally, the modification will apply to all active employees with outstanding share options granted during the years 2013, 2014 and 2015, including those unvested, or vested but not yet exercised, share options.

The outstanding share options granted in the relevant years are with exercise prices that are higher than the current market price of the Company’s ordinary shares and, as a result, the Company believes these share options have negative repercussions on employee retention in a highly competitive labor market in the Macau gaming industry. Through the modification, the Company intends to restore the effectiveness of such share options as an incentive and retention tool, including through the resetting and extension of the vesting schedules for the relevant share option awards.

A total of 4,572,234 share options awarded in 2013, 2014 and 2015 have been modified to state an exercise price of US$5.7567 per share (equivalent to approximately US$17.27 per American depositary share of the Company, each representing three ordinary shares (“ADS”)), which reflects the closing price of the Company’s ADS on the NASDAQ on March 18, 2016.

The Company has designed the modification so that the relevant share options, including some of the original vested options, will be subject to a new and longer vesting schedule. The number of the Company’s ordinary shares subject to the modified share options and the expiration dates of such modified share options will remain the same as the original options.

The Company currently estimates the incremental share based compensation expense resulting from the modification will be less than US$300,000 per year over the three year vesting period of the modified share options. These estimates are subject to finalization of the modification calculations and accounting.

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

3